U.S. SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 12b-25

 Notification of Late Filing

SEC File No.: 000-55345

CUSIP No.: 98949G 102

(Check One):

[X] Form 10-K	[ ] Form 20-F	[ ] Form 11-K
[ ] Form 10-Q	[ ] Form 10-D	[ ] Form N-SAR	[ ] Form N-CSR

For Period Ended: December 31, 2018

[  ]     Transition Report on Form 10-K

[  ]     Transition Report on Form 20-F

[  ]     Transition Report on Form 11-K

[  ]     Transition Report on Form 10-Q

[  ]     Transition Report on Form N-SAR

For the Transition Period Ended:

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I - REGISTRANT INFORMATION

ZERO GRAVITY SOLUTIONS, INC. Full Name of Registrant

Former Name if Applicable

190 NW SPANISH RIVER BOULEVARD, SUITE 101
Address of Principal Executive Office (Street and Number)

BOCA RATON, FLORIDA 33431
City, State and Zip Code

PART II - RULES 12B-25(B) AND (C)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box, if appropriate)

	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[X]	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K, Form N-SAR or Form N-CSR, or portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail the reasons why Form 10-K, 20-F, 11-K, 10-Q, 10-D N-SAR, N-CSR, or the transition report or portion thereof, could not be file within the prescribed period.

Zero Gravity Solutions, Inc. (the “Company”) is unable to file its Annual Report on Form 10-K for the year ended December 31, 2018 (the “Form 10-K”) in a timely manner without unreasonable effort or expense due to delays experienced by the Company in completing its financial statements and other disclosures in the Annual Report. As a result, the Company is still in the process of compiling required information to complete the Annual Report, and its independent registered public accounting firm requires additional time to complete its review of the financial statements for the year ended December 31, 2018 to be incorporated in the Annual Report. The Company anticipates that it will file the Annual Report no later than the fifteenth calendar day following the prescribed filing date.

Part IV - Other Information

(1) Name and telephone number of person to contact in regard to this notification.

Timothy A. Peach	(561)	416-0400
(Name)	(Area Code)	(Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) or the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).

[X] Yes [  ] No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

[  ] Yes [X] No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Zero Gravity Solutions, Inc. has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: April 2, 2019	By:	/s/ Timothy A. Peach
	Name:	Timothy A. Peach
	Title:	Chief Executive Officer